13013319

RECEIVED MAR 01 2013

AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-22821

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACAP FINANCIAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 WEST 200 SOUTH, SUITE 202
(No. And Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK FERGUSON — (801) 364-6650
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
(Name -- *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100	Logan	Utah	84321
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

OATH OR AFFIRMATION

I, Kirk Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACAP FINANCIAL, INC., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC
ROBYN PUZEY
610009
COMMISSION EXPIRES
MAY 26, 2015
STATE OF UTAH

Notary Public

Signature

Pres
Title

STATE OF UTAH
COUNTY OF: Salt Lake
ON THE 27 DAY OF February 2013
PERSONALLY APPEARED BEFORE ME
Kirk Ferguson SIGNER(S) OF THE ABOVE INSTRUMENT, WHO DULY ACKNOWLEDGED TO ME THAT HE / SHE / THEY EXECUTED THE SAME.

NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACAP FINANCIAL INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2012

ACAP FINANCIAL INC.
TABLE OF CONTENTS

JONES SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
ACAP Financial, Inc.
Salt Lake City, Utah

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ACAP Financial, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not

Member of the American Institute of Certified Public Accountants

for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 26, 2013

ACAP FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

Assets		
Cash	$	127,647
Securities owned		209,507
Receivables		102,690
Deposits with clearing organizations		150,000
Deposits		1,205
Furniture and equipment, at cost,		
Less accumulated depreciation of $67,886		561
Total Assets	$	591,610
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	186,600
Trading deposits from sales representatives		30,000
Total Liabilities		216,600
Commitments, Contingencies, and Guarantees		
Subordinated borrowings		100,000
Stockholder's Equity		
Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding		500
Additional paid-in capital		999,500
Accumulated deficit		(724,990)
Total Stockholder's Equity		275,010
Total Liabilities and Stockholder's Equity	$	591,610

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

Revenues:		
Commissions	$	835,524
Ticket charges		292,921
Consulting		61,712
Realized and unrealized gains (losses), net		17,079
Other income		3
Total Revenues		1,207,239
Expenses:		
Employee compensation and benefits		734,901
Regulatory and clearing fees		211,842
Other general and administrative expenses		92,621
Communications and data processing		60,985
Total Expenses		1,100,349
Net Income	$	106,890

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2012

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2012	50,000	$ 500	$ 999,500	$ (831,880)	$ 168,120
Net income	-	-	-	106,890	106,890
Balance, December 31, 2012	50,000	$ 500	$ 999,500	$ (724,990)	$ 275,010

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2012

Subordinated borrowings at January 1, 2012	$	100,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2012	$	100,000

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

Cash Flows From Operating Activities:	
Net Income	$ 106,890
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	552
(Increase) decrease in:	
Securities owned	(70,349)
Receivables	21,018
Deposit with clearing organizations	39,487
Increase in accounts payable and accrued liabilities	18,917
Net Cash Provided by Operating Activities	116,515
Cash Flows From Investing Activities:	
Purchase of equipment	(660)
Net Cash Used in Investing Activities	(660)
Cash Flows From Financing Activities:	-
Net Increase in Cash	115,855
Cash, Beginning of Year	11,792
Cash, End of Year	$ 127,647

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACAP Financial, Inc. (the Company) is a securities broker-dealer located in Salt Lake City, Utah dealing principally in over-the-counter securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Security trades are made with both customers and other security brokers and dealers located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains/losses, determined using specific identification method, are included in operations.

Receivables

Receivables are recorded on a trade date basis, which is the day each transaction is executed.

Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Furniture and Equipment

Items capitalized as furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of five to seven years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in securities and these transactions are recorded on the trade date, as if they had settled. Commissions earned on securities transactions and related expenses are also recorded on a trade-date basis.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate shares of the Company's taxable income. No provision or liability for federal incomes taxes has been included in these financial statements.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Management Estimates in Preparation of the Financial Statements
The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable consist of the following:

Receivable from sales representatives	$	57,290
Receivable from shareholder		45,400
	$	102,690

Payables consist of the following:

Accounts Payable	$	167,591
Payroll and taxes payable		19,009
	$	186,600

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and office equipment	$	68,447
Less accumulated depreciation		(67,886)
	$	561

NOTE 4 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared through one broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits with Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $150,000 at all times. Any amounts in excess of this minimum deposit are considered cash equivalents.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 5 SECURITIES OWNED

Securities owned in the form of available for sale securities are recorded at fair market value and consist of the following:

Securities, at cost	$	283,147
Unrealized holding loss		(73,640)
Securities, at fair value	$	209,507

NOTE 6 FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statements of financial position. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 – Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 6 FAIR VALUE MEASUREMENTS (continued)

The following table provides financial assets carried at fair value:

	December 31, 2012		
	Level 1	Level 2 & 3	Total
Common Stocks:			
Health care	$ 183,212	-	183,212
Materials and industrials	22,308	-	22,308
Consumer goods	1,821	-	1,821
Commerce	1,341	-	1,341
Technology	798	-	798
Other	27	-	27
	$ 209,507	-	209,507

The fair value of common stocks is based on the closing price reported on the active markete on which the individual securities are traded.

NOTE 7 SUBORDINATED BORROWINGS

The Company has a non-interest bearing subordinated demand payable to a shareholder in the amount of $100,000 as of December 31, 2012.

NOTE 8 SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2012, the Company paid no interest.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $176,970, which was $76,970 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.22 to 1.

NOTE 10 SUBSEQUENT EVENTS

The Company evaluated its December 31, 2012 financial statements for subsequent events through February 26, 2013, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Schedule 1

ACAP FINANCIAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL:		
Total ownership equity	$	275,010
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		275,010
Additions for subordinated borrowings and other credits		100,000
Total capital and allowable subordinated borrowings		375,010
Deductions for non-allowable assets		(163,656)
Net capital before haircuts on securities positions		211,354
Haircuts on securities:		
Trading and investment securities		(22,546)
Undue concentrations		(11,838)
Net Capital	$	176,970
AGGREGATE INDEBTEDNESS		
Total liabilities from Statement of Financial Condition	$	216,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	76,970
Excess net capital at 1000% (Net capital - 120% of minimum required)	$	56,970
Ratio of aggregate indebtedness to net capital		1.22 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	176,970
Reconciling items		-
Net capital per above	$	176,970

Schedule 2

ACAP FINANCIAL INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

ACAP FINANCIAL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

JONES SIMKINS
Certified Public Accountants
1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Michael C. Kidman, CPA
Brent S. Sandberg, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA
Robert D. Thomas, CPA
Paul R. Campbell, CPA
Shawn R. Anderson, CPA
Scott L. Burton, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
ACAP Financial, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of ACAP Financial, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

Member of the American Institute of Certified Public Accountants

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 26, 2013